INFORMATION CIRCULAR

(As at May 1, 2009 and in Canadian dollars except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular (“Circular”) is furnished in connection with the solicitation of Proxies (which term includes any ‘VIFs’, as that term is defined below under ‘Completion and Voting of Proxies – Unregistered Shareholders’, unless otherwise noted) by the management of Genco Resources Ltd. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each person representing a registered or unregistered shareholder through a Proxy (a “Proxyholder”) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66-2/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.

In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, w hen properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with its instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders will be recognized, make motions or vote at the Meeting.

Unregistered Shareholders

Shareholders holding their shares of the Company through stockbrokers, intermediaries, trustees or other persons will not be recognized, make motions nor vote at the Meeting.

If shares of the Company are listed in an account statement provided to a shareholder by a stockbroker, those shares, in all likelihood, will not be registered in the shareholder’s name. Such shares will more likely be registered in the name of the stockbroker or a nominee or agent of that stockbroker and can only be voted through a duly completed Proxy given by the shareholder. W ithout specific instructions, stockbrokers and their agents and nominees are prohibited from voting shares for the stockbroker’s clients. Therefore, each unregistered shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators require stockbrokers and other intermediaries to seek voting instructions from unregistered shareholders in advance of shareholder meetings. Stockbrokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by unregistered shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the unregistered shareholder by its stockbroker (or agent) is substantially similar to the Proxy provided directly to the registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the stockbroker or its nominee or agent) how to vote on behalf of the unregistered shareholder.

Most stockbrokers in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to unregistered shareholders and asks the shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

Although an unregistered shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the unregistered shareholder may attend the Meeting as Proxyholder for the stockbroker and vote the shares in that capacity. Unregistered shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, should enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If an unregistered shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, Scotia Tower, 650 W est Georgia Street, Box 11587, Vancouver, BC V6B 4N8, Canada any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, any person who has held such a position since the beginning of the last completed financial year of the Company, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors) Robert C. Gardner, Co-Chairman and acting Chief Executive Officer and W ayne R. Moorhouse, Vice-President, Finance and Chief Financial Officer of the Company, inasmuch as their annual bonus for 2008 may be paid by the issuance of common shares of the Company, approval of which will be sought at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders as of the record date of May 1, 2009 will be entitled to vote at the Meeting or any adjournment thereof. There were 42,123,381 common shares outstanding as of the record date.

To the knowledge of the directors and executive officers of the Company, as of the record date, only the following beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

		Percentage of
Name	Number of Shares	Outstanding Shares

James R. Anderson, Co-Chairman	8,157,040 (1)	19.4%

(1)	Some of these shares are owned by his spouse, Karen S. Anderson.

ELECTION OF DIRECTORS

The Board of Directors of the Company (the “Board”) presently consists of seven directors. It is proposed to set the number of directors for the following year at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The Company’s management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the next Annual General Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name,
Province or State
& Country of Residence			Number
& Present Position		Director	of
with the Company	Present Principal Occupation (1)	Since	Shares (2)

ANDERSON, JAMES R. (4)(5)	Retired Attorney	June 26,	8,157,040
South Dakota, United States of America		2008
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors of the Company

	Chief Executive Officer of
	• Tennessee Eastern Gas & Oil Co. (self-owned petroleum company), and
	• Southwestern Mineral Leasing Co. (self-owned petroleum company engaged in oil and natural gas exploration and production and mineral land purchasing and leasing)

GARDNER, Robert C. (6)	Barrister & Solicitor (Queen’s Counsel)	February 17,	2,689,708
British Columbia, Canada		2003
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors of the Company
& acting Chief Executive Officer
	Chairman of the Board of Directors of Stealth Energy Inc.
	(publicly traded (CNQ) oil and gas company)

	Principal of Gardner & Associates (law firm)

HUGHES, Richard W. (3)(4)(5)(6)	Mining Executive	October 29,	0
British Columbia, Canada		2004
Director	Chairman of the Board of Directors of Golden Chalice
	Resources Inc. (publicly traded (TSX-V) mineral exploration company)

	President of
	• Abitibi Mining Corp.,
	• Amador Gold Corp.,
	• Klondike Gold Corp.,
	• Klondike Silver Corp., and
	• Sedex Mining Corp.
	(publicly traded (TSX-V) mineral exploration companies)

	Chief Financial Officer of Kalahari Resources Inc. (publicly traded (TSX-V) mineral exploration company)

	President of Hastings Management Corp. (private management and consulting company)

SCHROEDER III, Charles E. (4)	Geologist	June 26,	2,000
Texas, United States of America		2008
Director	Chief Executive Officer of
	• Chisholm Exploration, Inc. (self-owned petroleum exploration company) and
	• Chisholm Operating, Inc. (self-owned petroleum operating company)

SMITH, Brian R. D. (3)(5)	Barrister & Solicitor (Queen’s Counsel)	June 2,	7,604
British Columbia, Canada		2003
Director	Public Policy Advisor (energy) with Gowling Lafleur Henderson LLP (law firm)

	Treaty Negotiator for Department of Indian & Norther Affairs
	(department of Canadian government)

WEISMANTEL, Lyle R. (3)(5)	Retired Banker	June 26,	100,000
Minnesota, United States of America		2008
Director	Director of Bremer Bank (2005 to date)

	Formerly President and Chief Executive Officer of Bremer Bank (1995 – 2005)

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the record date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company’s shares except for James R. Anderson who, together with his spouse, own or control that number of shares disclosed above under ‘Voting Shares and Principal Holders Thereof.

(3)	Member of Audit Committee. See Schedules ‘A’ and ‘B’ of the Company’s Annual Information Form for particulars of the Audit Committee’s members, its charter and related matters.

(4)	Member of Compensation Committee.

(5)	Member of Corporate Governance Committee. The third member of the Committee, James M. McDonald, is not standing for re-election.

(6)	Member of Mine Committee. The third member of the Committee, James M. McDonald, is not standing for re-election.

(7)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party (other than the directors and executive officers of the Company acting as in that capacity).

Pursuant to the provisions of the Company’s governing corporate legislation the Company is required to have an Audit Committee whose members are indicated above. The Company does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that was subject to a ‘cease trading’ or similar order (including a voluntary or involuntary Cease Trading Order applying to some or all of the management of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

	(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that corporation, or

	(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

	(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

other than Robert C. Gardner and Richard W . Hughes. Mr. Gardner was a director of:

  Integrated Communications Industries Inc. (TSX -V) when it was issued a cease trading order by the British Columbia Securities Commission on July 20, 2001 and Alberta Securities Commission on March 15, 2002 for failure to issue and file disclosure documents and financial statements with, and pay filing fees to, the commissions. The orders have not been revoked; and

  Global Light Telecommunications Inc. (TSX -V) when it obtained a court order granting it creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2002 to allow it to reorganize its financial affairs. Mr. Gardner ceased to be a director in September 2002. The order was extended to December 20, 2002 following which he believes Global Light was wound-up .

Richard W . Hughes was a director of Daren Industries Ltd. (TSX-V) when (i) a receiver-manager was appointed on May 1, 2002 by its major creditor upon Daren’s failure to service its debt obligations, and (ii) the British Columbia Securities Commission issued a cease trading order on May 29, 2002 upon Daren’s failure to file annual financial statements within the prescribed time. Daren was not discharged from receivership nor was the cease trading order revoked.

CORPORATE GOVERNANCE

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has not adopted a written mandate or code since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. T hat stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the senior management of the Company on a variety of matters including opportunities for the Company in various countries and project status.

The Board monitors the Company’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, Management’s Discussion & Analysis, annual reports and annual information forms) and certain members of the Board review secondary disclosure documents (such as press releases) prior to their distribution. The Board relies on its Audit Committee to annually review the systems of internal control and discuss such matters with the Company’s external auditor.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. A majority of the Board is independent.

The following table describes whether the directors are independent and, if not independent, sets out the reasons:

Director	Independent	Reason why the Director is not Independent

ANDERSON, James R.	No	Is an executive officer of the Company

GARDNER, Robert C.	No	Receives a salary from, and is an executive officer of, the Company

HUGHES, Richard W.	Yes	–

Director	Independent	Reason why the Director is not Independent

McDONALD, James M. (1)	Yes	–

SCHROEDER III, Charles E.	Yes	–

SMITH, Brian R. D.	Yes	–

WEISMANTEL, Lyle R.	Yes	–

(1)	Mr. McDonald is not standing for re-election.

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management being in attendance. Since the beginning of the Company’s last financial year, the independent members of the Board did not hold any meetings without the presence of non-independent directors or management. However, when the matter considered involves a director who is also a member of management, that person recuses themself from the meeting and consideration of the matter. As well, the Board ensures that one director follows up with the Company’s management to ensure decisions of the Board are fully and properly implemented by management.

The Co-Chairmen of the Board, James R. Anderson and Robert C. Gardner, are responsible for presiding over all meetings of the directors and shareholders of the Company. W hile neither is an independent director, the other five directors are independent (three of whom have significant experience as directors and officers of publicly traded companies and the other two are a successful businessman and a lawyer) and, therefore, the Board does not feel that it is necessary to have independent Co-Chairmen to provide leadership to the directors.

The attendance record of the directors at meetings of the Board since the beginning of the Company’s last financial year is as follows:

Number of Meetings
Attended / Held
Director	2008	2009	Total
ANDERSON, James R.	10 / 10	6 / 6	16 / 16
GARDNER, Robert C.	10 / 10	6 / 6	16 / 16
HUGHES, Richard W.	10 / 10	6 / 6	16 / 16
McDONALD, James M. (1)	8 / 10	5 / 6	13 / 16
SCHROEDER III, Charles E. (2)	3 / 6	5 / 6	8 / 12
SMITH, Brian R. D.	10 / 10	6 / 6	16 / 16
WEISMANTEL, Lyle R. (2)	5 / 6	3 / 6	8 / 12

(1)	Mr. McDonald is not standing for re-election.

(2)	Messrs. Schroeder and Weismantel became directors on June 26, 2008.

Other Directorships

The directors are presently directors of other reporting issuers (public corporations), as follows:

Director or Nominee	Reporting Issuers

ANDERSON, James R.	–

GARDNER, Robert C.	Chief Consolidated Mining Company, Kootenay Gold Inc. and Stealth Energy Inc.

Director or Nominee	Reporting Issuers

HUGHES, Richard W.	Abitibi Mining Corp., Amador Gold Corp., Chalice Diamond Corp., Fortune River Resource Corp., Golden Chalice Resources Inc., Golden Goliath Resources Ltd., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Sedex Mining Corp., Tiomin China Limited and Zincorp Resources Inc.

McDONALD, James M. (1)	Alamos Gold Inc., Amador Gold Corp., Golden Chalice Resources Inc. and Kootenay Gold Inc.

SCHROEDER III, Charles E.	–

SMITH, Brian R. D.	Energy Savings Income Fund, Stealth Energy Inc. and Zenith Industries Corp.

WEISMANTEL, Lyle R.	–

(1)	Mr. McDonald is not standing for re-election.

Descriptions of Roles

The Board has not established written descriptions of the positions of Chair of the Board, Chief Executive Officer (“CEO”) or chair of any of the committees of the Board as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chair of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Orientation and Continuing Education

The Board takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. T his allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board:

  has established a Corporate Governance Committee, as described below under ‘Other Board Committees’.

  has adopted a Code of Ethics setting out the guidelines for the conduct expected from directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (see ‘Additional Information’ at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has established a written ‘W histleblower Policy’ which details complaint procedures for financial concerns as further described below under ‘Complaints’.

  has created an Insider Trading Policy which details when directors, officers and employees should and not engage in trading in the Company’s securities.

  encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

  is cognizant of the Company’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and press releases prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company’s external auditor.

  actively monitors the Company’s compliance with the Board’s directives and ensures that all material transactions are reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a written ‘W histleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Nomination of Directors

The Board does not feel it is necessary to increase the number of directors on the Board at this time. W hen the Board considers it necessary to increase its size, it can also consider whether a Nominating Committee of directors, some or all of whom will be independent directors, needs to be formed to recommend appointees and assess directors on an ongoing basis.

Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

To assist the Board in determining the appropriate level of compensation to pay the Co-Chairmen of the Board, chief executive officer (“CEO”), chief financial officer (“CFO”), other executive officers and directors, the Board has established a Compensation Committee, as described below under ‘Other Board Committees’. The Compensation Committee recommends to the Board what it feels is the appropriate compensation based primarily on a comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business.

In addition, the Co-Chairmen of the Board, CEO, CFO, other executive officers and directors are granted stock options under a stock option plan adopted by the Company (the “Option Plan”). The Compensation Committee determines the terms of each stock option within the parameters set out in the Option Plan and applicable stock exchange rules and policies.

Since the beginning of the Company’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of the Company’s directors and officers.

Board Committees

In addition to the Audit Committee described in the next section, the Board has established the following committees:

Compensation Committee: The Compensation Committee is responsible for reviewing all compensation (including stock options) paid by the Company to the Board and senior management of the Company, and its subsidiaries, reporting to the Board on the results of those reviews and making recommendations to the Board for adjustments to such compensation.

The Compensation Committee consists of three directors, two of whom are independent (outside, non-management) directors Richard W. Hughes and Charles e. Schroeder III) and one of whom is not an independent director (James R. Anderson (Committee Chair).

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures.

The Corporate Governance Committee consists of five directors, four of whom are independent (outside, non-management) directors (James M. McDonald (Committee Chair), Richard W . Hughes, Brian R. D. Smith and Lyle R. W eismantel) and one of whom is not an independent director (James R. Anderson).

Mine Committee: The Mine Committee is responsible for reviewing operations at the Company’s La Guitarra mine and making recommendations to the Board and Management respecting exploration, development, operations and capital expenditures.

The Mine Committee consists of three directors, two of whom are independent (outside, non-management) directors (Richard W . H ughes (Committee Chair) and James M. McDonald) and one of whom is not an independent director (Robert C. Gardner).

Assessments

The Corporate Governance Committee is also responsible for regularly assessing the effectiveness of the Board, its committees and individual directors on an ongoing basis and reporting to the Board on its assessment. Neither the Board nor the Committee has established any formal procedures to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Annual Information Form dated March 31, 2009 and filed on SEDAR (see ‘Additional Information’ at the end of this Circular).

EXECUTIVE & DIRECTOR COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2008) and, since the Company had one or more subsidiaries during that year, is disclosed on a consolidated basis.

In the following information, a “Named Executive Officer” or “NEO” means each of the CEO, CFO and three highest paid executive officers, if any, whose total compensation (excluding the value of any pension) was more than $150,000 in the last financial year (including any CEO, CFO and executive officer that held such position for only a part of the last financial year).

Compensation Discussion & Analysis

Philosophy

The philosophy used by the Compensation Committee in determining compensation for its NEOs is that the compensation should:

  reflect the Company’s past performance and current state of development be commensurate with the Company’s financial ability to remunerate its NEOs,

  reflect each NEOs performance, expertise, responsibilities and length of service to the Company,

  align the interests of NEOs with those of the shareholders, and assist the Company in retaining key individuals.

In establishing levels of compensation and granting stock options, the Committee considers the remuneration appropriate to be paid to executives of a corporation of the size and development of the Company.

Finally, the Compensation Committee relies on the experience of its members as officers and directors at other publicly traded companies in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Board considers the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee Stock options already held by NEOs are not considered in granting new options to them.

Compensation Components

The compensation of the NEOs is comprised of three components:

1.	base salary;

2.	incentive bonus; and

3.	stock options.

Base Salary

The base salary for each NEO is based on assessment of factors such as:

  current competitive market conditions;

  compensation levels within the peer group; and

  particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

The Compensation Committee, using this information and budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all NEOs. The Compensation Committee then recommends to the Board at what levels the Board should set the base salaries of the NEOs. The base salary for the Company’s CEO and CFO are fixed and set out in their respective contracts.

Annual Incentive Bonuses

Other than for the Company’s CEO and CFO (whose incentive bonuses are determined by contract), the Compensation Committee annually reviews and, if it determines them be appropriate, approves the payment of incentive bonuses. The bonuses are generally paid by way of cash payments. The amount of the bonuses paid is based partly on the Company’s success in reaching it objectives and partly on each NEO’s performance.

As part of determining bonuses to be paid, the Committee reviews corporate performance objectives during the year. In the last financial year, the principal objectives included:

  discoveries of significant mineralization on one or more of the Company’s mineral properties;

  maintaining compliance with the regulatory and disclosure framework;

  increasing investors’ interest in the Company;

  increasing the Company’s market capitalization and working capital; and

  maximizing shareholder value from the sale, option, joint venture or other disposition of mineral properties.

The success of the NEOs’ contributions to the Company in reaching its overall goals are factors in the determination of their annual bonus. The Committee assesses each NEO’s performance on the basis of the NEO’s contribution to the achievement of corporate goals and the needs of the Company that arise on a day to day basis. This assessment is used by the Board in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEOs.

Long Term Compensation

The Option Plan is designed to encourage share ownership and entrepreneurship in NEOs, and other senior management and employees. The Compensation Committee believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Option Based Awards to Named Executive Officers

Stock options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs in the last financial year were recommended by the CEO and approved by the Board. In monitoring stock option grants, the Board takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

  the exercise price for each option granted;

  the date on which each option is granted;

  the vesting terms for each stock option; and

  the other materials terms and conditions of each stock option grant.

The Board makes these determinations subject to and in accordance with the provision of the Option Plan.

Performance Graph

The following graph shows the Company’s cumulative total shareholder return on its common shares compared with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the Company’s last five financial years.

			December 31[s]t
	2003	2004	2005	2006	2007	2008
Company’s	$100.00	$64.62	$116.92	$202.31	$292.31	$17.69
Share Price	($ 1.30)	($ 0.84)	($ 1.52)	($ 2.63)	($ 3.80)	($0.23)

Std & Poors-TSX	$100	$112.48	$137.11	$157.02	$168.27	$109.31
Index	(8220.89)	(9246.65)	(11272.26)	(12908.39)	(13833.06)	(8987.70)

(1)	Amounts shown in parentheses are the Company’s closing share price and the index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Company’s shares and in such index on the first day of such five year period.

Executive compensation is tied to performance criteria which are intended to add shareholder value. Bonuses were paid in respect of the 2006 and 2007 financial years and are payable in respect of the 2008 financial year as the Company increased its reserves. This increase was reflected in the Company’s share price during the 2006 and 2007 financial years, however, this was not the case during the 2008 financial year due to deteriorating market conditions.

Contracts with Named Executive Officers

As described below, the Company has entered into employment and consulting contracts with its Named Executive Officers. In addition to the remuneration payable under these agreements, the Company may pay bonuses and grant stock options to such officers.

Robert C. Gardner, Co-Chairman of the Board of Directors

Pursuant to a Consulting Agreement dated October 1, 2006, as amended May 21, 2008, with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, the firm has agreed to provide the services of Mr. Gardner to act as one of the Company’s Co-Chairmen of the Board.

The remuneration payable under the agreement is USD($) 12,000 per month plus an annual bonus. The Company is, however, instead paying Gardner & Associates CAD($) 12,000 per month. The bonus consists of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000.

The performance component is paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other Matters to be Acted Upon – Management Contract Share Bonuses’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated by the Company, a termination fee equal to the annual remuneration, including bonuses, paid or payable in the previous year, is payable by the Company. The agreement may be terminated by Mr. Gardner on 12 months notice to the Company.

Gregory K. Liller, former President

Pursuant to a Consulting Agreement dated October 1, 2006 with Gregory K. Liller, the Company retained Mr. Liller to provide services as the Company’s President. Mr. Liller ceased to be President on January 15, 2009 and the Agreement terminated in consideration of the payment to him of unpaid salary and expenses of CAD($) 81,155.

The agreement provided for remuneration of USD($) 160,000 per year plus an annual bonus. The bonus consists of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000.

The performance component of the bonus was paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid.

Wayne R. Moorhouse, Vice-President, Finance

Pursuant to an Employment Agreement dated October 1, 2006, as amended May 21, 2008, with Wayne R. Moorhouse, the Company retained Mr. Moorhouse as the Company’s Vice-President, Finance (the Company’s de facto CFO).

The remuneration payable under the agreement is USD($) 10,000 per month plus an annual ‘performance’ bonus of up to USD($) 125,000. The Company is, however, instead paying Mr. Moorhouse CAD($) 10,000 per month.

The performance bonus is paid on the basis of USD($) 2,000 for each 1.0% increase in reserves, USD($) 2,500 for each 1.0% increase in silver equivalent ounces produced and USD($) 2,500 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other M atters to be Acted Upon – Management Contract Share Bonuses’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated by the Company, a termination fee equal to the annual remuneration, including bonuses, paid or payable in the previous year, is payable by the Company. The agreement can be terminated by Mr. Moorhouse upon 12 months notice to the Company.

Other Agreements

Except as set out above, the Company has not established or entered into any compensatory plans, contracts or arrangements where any of its Named Executive Officers are entitled to receive more than $100,000 from the Company in the event of their resignation, retirement or other termination of their employment, a change of control of the Company or a change in any of their responsibilities following a change of control.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and Named Executive Officers.

Summary Compensation Table – Named Executive Officers

The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the previous financial year to its Named Executive Officers:

					Non-equity Incentive
			Awards		Plan Compensation

Name & Principal Position	Year (ended Dec 31)	Salary	Share Based (1)	Option Based (2)	Annual Incentive Plans	Long Term Incentive Plans (3)	Pension Value	All Other Comp’n	Total Comp’n (4)

GARDNER,	2008	$144,000	$252,262	$170,660	0	0	0	0	$566,922
Robert C.
Acting CEO (5)

Non-equity Incentive
			Awards		Plan Compensation

Name						Long
&	Year				Annual	Term		All
Principal	(ended		Share	Option	Incentive	Incentive	Pension	Other	Total
Position	Dec 31)	Salary	Based (1)	Based (2)	Plans	Plans (3)	Value	Comp’n	Comp’n (4)

LILLER	2008	$170,879	$252,262	$127,090	0	0	0	0	$550,231
Gregory K.		(US$160,000)
Former CEO (5)

MOORHOUSE,	2008	$120,000	$126,131	$127,090	0	0	0	0	$373,221
Wayne R.
CFO

(1)

Amounts shown are the fair value of awards on the date shareholder approval was obtained for awards relating to the 2007 and 2006 financial years. Mr. Gardner's estimated share based award in respect of the 2008 financial year is $306,150 and Mr. Moorhouse's is $153,075, however, these amounts are only estimates until the Company's reserves have been audited and shareholder approval obtained. Material adjustments to fair value may occur if the Company's share price fluctuates from the time the awards are made to the date on which shareholder approval is obtained.

(2)	Fair value of stock option(s) on the date(s) of granting, determined using the Black-Scholes-Merton Model using the following variables and assumptions:

Option Date	Market Price	Exercise Price	Expected Life	Volatility	Discount Rate	Value of Option

Feb 28, 2008	$3.12	$4.00	2.5 years	75.5%	3.86%	$1.27

A ug 28, 2008	$1.05	$1.43	2.5 years	80.3%	3.28%	$0.43

(3)

Long-term incentive plan (LTIP) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units. The Company does not have any LTIPs.

(4)	Total Compensation is the total of all compensation amounts in the columns to the left.

(5)	Mr. Gardner was appointed as acting CEO on January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009. Remuneration of the acting CEO is paid to his law firm.

(6)	Amounts shown are for the entire financial year and includes all remuneration paid during, or payable in respect of, the year, even if the NEO did not hold the position shown for the entire year.

The Company calculates the fair value of stock options on the date of granting in the ‘Option Based Awards’ column using the Black-Scholes-Merton Model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables, including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation and, in line with that recommendation, is the methodology used by the Company, and most Canadian publicly traded companies, in valuing and reporting stock options in its financial statements.

Calculating the value of stock options using the Black-Scholes-Merton Model is very different from simple ‘in-the-money’ value calculation. Stock options that are well ‘out-of-the-money’ can still have a significant fair value based on a Black-Scholes-Merton valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the ‘in-the-money’ options currently held by each NEO and director (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the table in the section “Outstanding Share and Option Based Awards” below.

Compensation of Directors

Other than stock options to purchase shares of the Company which are granted to the Company’s directors from time to time and the remuneration paid to Robert C. Gardner, a Co-Chairman of the Board, as described above, the Company does not have any arrangements pursuant to which directors are directly or indirectly remunerated by the Company, for their services in their capacities as directors, consultants or experts. Each year, independent directors are each granted an option to purchase 50,000 shares while a Chairman is granted an option to purchase 200,000 shares (if the Chairman does not receive any cash remuneration) or 100,000 shares (if the Chairman also receives cash remuneration).

Pursuant to a Consulting Agreement dated October 1, 2006, W . Gordon Blankstein, a former director of the Company, provided consulting services to the Company. The agreement was terminated on M arch 24, 2009 in consideration of the delivery by the Company to Mr. Blankstein of 2,000,000 common shares of Andover Ventures Inc. (TSX-V).

The remuneration payable under the agreement was USD($) 12,000 per month plus an annual bonus, however, the Company paid Mr. Blankstein CAD($)12,000 per month. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000.

The performance component was paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid.

The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the previous financial year to its directors other than a director who is also an executive officer of the Company and whose remuneration was disclosed under the table in ‘Named Executive Officers’ Compensation Summary’ above:

		Awards		Non-equity
				Incentive		All
	Fees	Share	Option	Plan	Pension	Other
Name	Earned	Based (1)	Based (2)	Comp’n	Value	Comp’n	Total
ANDERSON, James R. (3)	0	0	$214,230	0	0	0	$214,230
BLANKSTEIN, W. Gordon (3)	$108,000	$252,262	$127,090	0	0	0	$487,352
GOODMAN, Leslie D. (3)	0	0	$63,545	0	0	0	$63,545
HUGHES, Richard W.	0	0	$85,330	0	0	0	$85,330
LUNA A., Eduardo (3)	0	0	$63,545	0	0	0	$63,545
McDONALD, James M. (4)	0	0	$85,330	0	0	0	$85,330
SCHROEDER III, Charles E. (3)	0	0	$43,570	0	0	0	$43,570
SMITH, Brian R. D.	0	0	$85,330	0	0	0	$85,330
WEISMANTEL, Lyle R. (3)	0	0	$43,570	0	0	0	$43,570

(1)

Amount shown is the fair value of the award on the date of shareholder approval for a share based award relating to the 2007 and 2006 financial years. Mr. Blankstein is not receiving a share based award in respect of the 2008 financial year.

(2)	Fair value of stock options on the date of granting, determined using the Black-Scholes-Merton Model, using the following variables and assumptions:

Option Date	Market Price	Exercise Price	Expected Life	Volatility	Discount Rate	Value of Option

Feb 28, 2008	$3.12	$4.00	2.5 years	75.5%	3.86%	$1.27

A ug 28, 2008	$1.05	$1.43	2.5 years	80.3%	3.28%	$0.43

(3)

Mr. Anderson was a director for all of 2008 except from May 22nd through June 25th . Mr. Blankstein ceased to be a director on June 26, 2008, Mr. Goodman ceased to be a director on June 16, 2008 and Mr. Luna ceased to be a director on June 17, 2008. Messrs. Schroeder and Weismantel became directors on June 26, 2008. Amounts shown are for the entire year.

(4)	Mr. McDonald is not standing for re-election.

Stock Option Plan

The Option Plan has been established in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board (based on the recommendations of the Compensation Committee) may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of shares subject to each option is determined by the Board or Committee within the guidelines established by the Option Plan. The options enable such persons to purchase common shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The Plan authorizes stock options to be granted to the Optionees on the following terms:

1.

The number of shares reserved for issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Company’s issued and outstanding shares. As of the record date for the Meeting, the Company has granted options to purchase 2,273,599 shares (5.4% of the issued and outstanding shares) and 1,938,739 shares (4 .6% of the issued and outstanding shares) remain available to be optioned under the Option Plan.

2.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been sought), options granted under the Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

	(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

3.

The exercise price of the options cannot be set at less than the closing trading price of the Company’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Company’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements, however, the Board (or the Compensation Committee, if any) may impose additional vesting requirements and, subject to obtaining any required approval from the TSX, may authorize all non-vested options to vest immediately.

If there is a potential ‘change of control’ of the Company due to a take-over bid being made for the Company or similar events, all non-vested options, subject to obtaining any required approval from the TSX, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

(b)

30 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant at the request of the Board or for the benefit of another director or officer unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90 th day and the third month after the Optionee ceased to be an officer or employee; or

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any of such positions the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company or the extension of the exercise period of any option.

11.

Any amendments to the Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Option Plan, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

The Plan provides that shareholder approval is required to amend the Option Plan to:

	(a)	increase the number of common shares reserved for issuance under the Option Plan (including a change from a fixed maximum number of shares to a fixed maximum percentage of shares); or

(b)

change the manner of determining the exercise price if the exercise price would be less than the market price of the common shares on the date of grant under the new manner of exercise price determination.

In addition, shareholder approval is required to amend options granted under the Option Plan to:

	(a)	reduce the exercise price, or cancel and reissue options so as to effectively reduce the exercise price, for the benefit of insiders of the Company; or

(b)

extend the termination date beyond the original expiration date for the benefit of insiders of the Company, except in certain circumstances where the Company has imposed a trading black-out, as described below.

Subject to the restrictions in the preceding paragraph, the Board (or the Compensation Committee, if any) may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Option Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Option Plan, at any time, to

(a)	amend the vesting provisions,

(b)	amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading black-out, as described below,

(c)	amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the Option Plan by insiders of the Company,

(d)	add any form of financial assistance,

(e)	amend a financial assistance provision which is more favourable to eligible recipients,

(f)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares,

(g)	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and

(h)	make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

12.

If an option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities then, notwithstanding any other provision of the Option Plan, the option shall expire 10 business days after the trading black-out period is lifted by the Company.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Plan does not permit stock options to be transformed into stock appreciation rights.

Value of Share and Option Based Awards Vested or Earned

The following table discloses the particulars of the share and option based awards that vested in, and non-equity awards that were earned by, the Named Executive Officers and directors during the last financial year:

	Value Vested or Earned during the last Financial Year (1)
			Non-equity Incentive
Name	Share Based	Option Based	Plan Compensation
& Position	Awards (2)	Awards (3)	Based Awards

Named Executive Officers

GARDNER, Robert C., Acting CEO (4)	$306,150	$170,660	0

LILLER Gregory K., Former CEO (4)	–	$127,090	0

MOORHOUSE, Wayne R., CFO	$153,075	$127,090	0

Directors

ANDERSON, James R.	0	$87,140	0

BLANKSTEIN, W. Gordon (5)	0	$127,090	0

	Value Vested or Earned during the last Financial Year (1)
			Non-equity Incentive
Name	Share Based	Option Based	Plan Compensation
& Position	Awards (2)	Awards (3)	Based Awards

GOODMAN, Leslie D. (5)	0	0	0

HUGHES, Richard W.	0	$85,330	0

LUNA A., Eduardo (5)	0	0	0

McDONALD, James M. (6)	0	$85,330	0

SCHROEDER III, Charles	0	$43,570	0

WEISMANTEL, Lyle R.	0	$43,570	0

(1)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(2)

The value of a share based award is the product of the number of shares issuable on the vesting date multiplied by the closing market price on the vesting date. Amounts shown are estimates until approved by shareholders, the Company’s reserves as at the 2008 financial year end are determined and audited and any post year-end adjustment made to fair value at the time shareholder approval is obtained if, at such time, the Company's share price has materially changed from the value at the time of granting.

(3)

The value of an option based award is the product of the number of shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. Certain options granted to Messrs. Anderson (valued at $127,090), Goodman (valued at $63,545) and Luna (valued at $63,545) did not vest prior to the options being terminated and, therefore, the values of such options are not reflected in the amounts shown.

(4)	Mr. Gardner was appointed as acting CEO on January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(5)	Mr. Blankstein ceased to be a director on June 26, 2008, Mr. Goodman ceased to be a director on June 16, 2008 and Mr. Luna ceased to be a director on June 17, 2008.

(6)	Mr. McDonald is not standing for re-election.

Option Based Awards Exercised

The following table discloses the particulars of stock options exercised during the last financial year to the NEOs and directors:

Name & Position	Shares Acquired	Exercise Price (per share)	Aggregate Value (1) Realized

Named Executive Officers

GARDNER, Robert C., Acting CEO (2)	0	–	–

LILLER Gregory K., Former CEO (2)	0	–	–

MOORHOUSE, Wayne R., CFO	0	–	–

Directors

ANDERSON, James R.	0	–	–

Name & Position	Shares Acquired	Exercise Price (per share)	Aggregate Value (1) Realized

BLANKSTEIN, W. Gordon (3)	0	–	–

GOODMAN, Leslie D. (3)	250,000	$0.85	$175,000

HUGHES, Richard W.	0	–	–

LUNA A., Eduardo (3)	50,000	$0.80	$25,500

	50,000	$0.85	$23,000

McDONALD, James M. (4)	80,000	$0.75	$252,000

SCHROEDER III, Charles	0	–	–

(1)	Value is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the date of exercise.

(2)	Mr. Gardner was appointed as acting CEO on January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(3)	Mr. Blankstein ceased to be a director on June 26, 2008, Mr. Goodman ceased to be a director on June 16, 2008 and Mr. Luna ceased to be a director on June 17, 2008.

(4)	Mr. McDonald is not standing for re-election.

(5)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

Outstanding Share and Option Based Awards

The following table discloses the particulars of the share and option based awards outstanding as at the end of the last financial year held by the Named Executive Officers and directors:

		Option Based Awards (1)			Share Based Awards (1)

						Market
	Number of			Value (2) of		or
	Securities	Option		Unexercised	Number	Payout
	Underlying	Exercise	Option	‘in the	of	Value of
Name	Unexercised	Price	Expiration	Money’ (3)	Shares	Shares
& Position	Options	(per share)	Date	Options	not vested	not vested

Named Executive Officers

GARDNER, Robert C.	192,582	$2.00	Jan 26, 2011	0	0	–
Acting CEO (4)

	50,000	$2.25	Nov 28, 2011	0	0	–

	117,500	$3.05	Feb 27, 2012	0	0	–

	100,000	$4.00	Feb 28, 2013	0	0	–

	100,000	$1.43	Aug 28, 2013	0	0	–

LILLER Gregory K.	250,000	$2.05	Jun 5, 2011	0	0	–
Former CEO (4)

100,000
	Option Based Awards (1)				Share Based Awards (1)
						Market
	Number of			Value (2) of		or
	Securities	Option		Unexercised	Number	Payout
	Underlying	Exercise	Option	‘in the	of	Value of
Name	Unexercised	Price	Expiration	Money’ (3)	Shares	Shares
& Position	Options	(per share)	Date	Options	not vested	not vested

	100,000	$4.00	Feb 28, 2013	0	0	–

MOORHOUSE, Wayne R.	50,000	$0.80	Apr 19, 2010	0	0	–
CFO

	50,000	$0.85	Aug 1, 2010	0	0	–

	55,000	$2.00	Jan 26, 2011	0	0	–

	50,000	$2.25	Nov 28, 2011	0	0	–

	25,000	$3.05	Feb 27, 2012	0	0	–

	100,000	$4.00	Feb 28, 2013	0	0	–

Directors

ANDERSON, James R. (5)	200,000	$1.43	Aug 28, 2013	0	0	–

HUGHES, Richard W.	50,000	$0.80	Oct 29, 2009	0	0	–

	50,000	$0.80	Apr 19, 2010	0	0	–

	50,000	$2.25	Nov 28, 2011	0	0	–

	50,000	$4.00	Feb 28, 2013	0	0	–

	50,000	$1.43	Aug 28, 2013	0	0	–

McDONALD, James M. (6)	76,667	$0.85	Aug 1, 2010	0	0	–

	50,000	$4.00	Feb 28, 2013	0	0	–

	50,000	$1.43	Aug 28, 2013	0	0	–

SCHROEDER III, Charles E.(5)	100,000	$1.43	Aug 28, 2013	0	0	–

SMITH, Brian R. D.	50,000	$1.50	Mar 26, 2009	0	0	–

	50,000	$2.25	Nov 28, 2011	0	0	–

	50,000	$4.00	Feb 28, 2013	0	0	–

	50,000	$1.43	Aug 28, 2013	0	0	–

WEISMANTEL, Lyle R. (5)		$1.43	Aug 28, 2013	0	0	–

(1)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(2)	Value is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the financial year end of $0.47 per share.

(3)	Options are ‘in the money’ if the market price of the Company’s shares is greater than the exercise price of the options.

(4)	Mr. Gardner was appointed as acting CEO on January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(5)

Mr. Anderson was a director for all of 2008 except from May 22nd through June 25th . Mr. Blankstein ceased to be a director on June 26, 2008, Mr. Goodman ceased to be a director on June 16, 2008 and Mr. Luna ceased to be a director on June 17, 2008. Messrs. Schroeder and Weismantel became directors on June 26, 2008. Amounts shown are for the entire year.

(6)	Mr. McDonald is not standing for re-election.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Company under its equity compensation plans.

	Number of shares issuable	Weighted average exercise	Number of shares
	upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	issuance under equity
Plan Category	warrants and rights (1)	rights	compensation plans (2)

Equity compensation plans approved by shareholders	3,452,449	$2.60	759,889

Equity compensation plans not approved by shareholders	1,510,608 (3)	$0.30 (3)	0

Total	4,963,057	–	759,889

(1)	Options, warrants and rights that are not vested are not included.

(2)	Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

(3)

See ‘Executive Compensation – Contracts with Named Executive Officers – Robert C. Gardner, Co-Chairman of the Board of Directors’ and ‘– Wayne R. Moorhouse, Vice-President, Finance’ and ‘Particulars of Other Matters to be Acted Upon – Management Contract Share Bonuses’ for particulars.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company or any subsidiary at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS
IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominee for election as a director of the Company, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company.

REMUNERATION AND APPOINTMENT OF AN AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of Cinnamon Jang W illoughby & Company, Chartered Accountants, of Burnaby, British Columbia, as the Company’s auditor to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be approved by the Board. Cinnamon Jang W illoughby & Company was appointed the Company’s auditor on October 20, 2004.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

In addition to the ordinary business to be conducted at the Meeting, approval of the Company’s shareholders is being sought for the following matters.

Management Contract Share Bonuses

The Company is a party to management contracts dated October 1, 2006 with one of its Co-Chairmen of the Board of Directors (Robert C. Gardner) and Vice-President, Finance (W ayne R. Moorhouse) as described under ‘Executive Compensation – Contracts with Named Executive Officers – Robert Gardner, Co-Chairman of the Board of Directors’ and ‘– W ayne R. Moorhouse, Vice-President, Finance’.

The contracts provide that the annual bonuses shall be paid in cash or, subject to TSX and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Based on the Company’s financial performance to the end of the last financial year, the bonuses payable in either cash or shares are set out in the following table.

Name	Bonus Payable for Financial Year ending December 31, 2008
&
Position	Cash (1)	Shares (2)

GARDNER, Robert C. Co-Chairman	$306,150	1,007,072

MOORHOUSE, Wayne R. VP, Finance	$153,075	503,536

TOTALS	$459,225	1,510,608

(1)	These amounts are estimates as the final bonus amounts cannot be determined until the Company’s reserves as at December 31, 2008 have been calculated and audited.

(2)	Deemed price of $0.304 per share.

The rules of the TSX require shareholder approval of share issuances to insiders under security based compensation arrangements. That approval is being sought at the Meeting by way of the following ordinary resolution:

“RESOLVED THAT:

1.

the issuance of up to 1,510,608 common shares of the Company in satisfaction of bonuses payable in respect of the Company’s 2008 financial year to Robert C. Gardner, one of the Company’s Co-Chairman of the Board of Directors (1,007,072 shares) and Wayne R.

Moorhouse, the Company’s Vice-President, Finance (503,536 shares) pursuant to the management contracts dated October 1, 2006, as described in the Company’s Information Circular dated May 27, 2009, be and is hereby approved; and

2.

any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The persons named in the accompanying Proxy as proxyholders intend to vote the shares represented by Proxies in favour of this proposed resolution. TSX rules provide that if the number of shares issuable under all security based compensation arrangements, including stock option plans, could exceed 10% of the Company’s outstanding shares at any time or over the course of one year, approval must be from the disinterested shareholders. Since the number of shares reserved under the Option Plan is 10% of the Company’s outstanding shares, it is possible that this 10% threshold could be exceeded by the issuance of the bonus shares to Robert C. Gardner and W ayne R. Moorhouse and, therefore, they cannot vote on this matter. Accordingly, 2,689,708 shares (representing 6.4% of the outstanding shares) held by Mr. Gardner and 126,560 shares (representing 0.3% of the outstanding shares) held by Mr. Moorhouse cannot be voted in respect of this matter.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s most recently completed financial year is provided in its comparative financial statements and MD&A, copies of which are filed on, and available for download from, SEDAR.

Shareholders may contact the Company at Suite 550, 999 W est Hastings Street, Vancouver, British Columbia V6C 2W 2, Canada by mail, telecopier (1-604-682-2235), telephone (1-604-682–2205) or e-mail (info@gencoresources.com) to request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting.

DATED this 27th  day of May, 2009

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) W AYNE R. MOORHOUSE
Secretary